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Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,					Six Months Ended July 31,
	1999	2000	2001	2002	2003	2002	2003
Income before income tax and extraordinary loss	140,815	103,116	194,392	93,006	195,334	126,659	134,310
Minority Interest	—	292	16,746	29,352	40,650	15,873	29,214
Fixed charges:
Interest expense	95,541	164,387	219,940	221,352	207,114	108,796	101,906
Proportionate share joint venture interest	11,571	10,214	9,888	7,501	7,172	4,024	3,798
Rentals representing an interest factor (1/3 of operating rental expense)	1,151	9,329	14,407	11,357	17,042	8,737	7,066

Earnings as defined	249,078	287,338	455,373	362,568	467,312	264,089	276,294

Fixed charges (including capitalized items):
Interest expense	95,541	164,387	219,940	221,352	207,114	108,796	101,906
Proportionate share joint venture interest	11,571	10,214	9,888	7,501	7,172	4,024	3,798
Capitalized interest	45,518	10,984	1,645	1,039	13,203	5,006	2,818
Rentals representing an interest factor	1,151	9,329	14,407	11,357	17,042	8,737	7,066

Fixed charges as defined	153,781	194,914	245,880	241,249	244,531	126,563	115,588

Ratio of Earnings to Fixed Charges	1.62	1.47	1.85	1.50	1.91	2.09	2.39

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  Exhibit 12
  Computation of Ratio of Earnings to Fixed Charges